Exhibit (a)(5)(xviii)

SYCAMORE PARTNERS ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR THE TALBOTS, INC.

New York, New York — August 3, 2012 — Sycamore Partners today announced that TLB Merger Sub Inc., an entity affiliated with Sycamore Partners, has accepted for payment all shares of common stock of The Talbots, Inc. (NYSE: TLB) (the “Company” or “Talbots”) that were validly tendered into its tender offer to acquire all outstanding shares of common stock of the Company at a purchase price of $2.75 per share, net to the seller in cash, as of the expiration of the tender offer. The tender offer expired at 5:00 p.m., New York City time, on Thursday, August 2, 2012.

The depositary for the tender offer advised that, as of the offer’s expiration, 51,769,611 shares of common stock of the Company had been validly tendered and not withdrawn in the tender offer, which, when added to the 6,999,316 shares of Company common stock owned by Sycamore Partners and its affiliates, represent approximately 83.6% of the outstanding shares of the Company. All such tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Sycamore Partners intends to promptly move forward with a “short-form” merger under Delaware law after exercising its top-up option under the merger agreement, and Talbots will become a wholly-owned subsidiary of TLB Holdings LLC, an entity affiliated with Sycamore Partners.  The merger is expected to be completed today, August 3, 2012.  As a result of the merger, any shares of Talbots common stock not previously tendered will be cancelled and (except for shares held by Talbots, TLB Merger Sub Inc., TLB Holdings LLC or shares for which appraisal rights are properly demanded pursuant to Delaware law) will be converted into the right to receive the same $2.75 per share in cash paid in the tender offer.  Following the merger, Talbots’ common stock will cease to be traded on the New York Stock Exchange.

About The Talbots, Inc.

The Talbots, Inc. is a leading specialty retailer and direct marketer of women’s apparel, shoes and accessories. At the end of the second quarter 2012, the Company operated 516 Talbots stores in 46 states and Canada. Talbots brand on-line shopping site is located at www.talbots.com.

About Sycamore Partners

Sycamore Partners is a private equity firm based in New York specializing in consumer and retail investments. The founders of Sycamore have a long history of partnering with management teams to improve the operating profitability and strategic value of their businesses. They work with companies they believe have significant growth potential, particularly when given the capital and outside expertise they need to succeed. For more information, please visit http://www.sycamorepartners.com.

Forward-Looking Information

This press release contains forward-looking statements relating to the potential acquisition of

The Talbots, Inc. by an affiliate of Sycamore Partners. The actual results of the transaction could vary materially as a result of a number of factors, including the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that The Talbots, Inc. files from time to time with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended January 28, 2012, as amended, and quarterly and current reports on Form 10-Q and 8-K. Sycamore Partners does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Contact:

For Sycamore Partners:
Michael Freitag or Tim Lynch
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449